UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PAMPA ENERGÍA S.A.

(Name of Issuer)

Common Shares, par value Ps.1.00 per share

American Depositary Shares, each representing 25 Common Shares

(Title of Class of Securities)

American Depositary Shares: 697660207**

(CUSIP Number)

August 12, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

**	This CUSIP number applies to the American Depositary Shares. No CUSIP number exists for the underlying common shares since such shares are not traded in the United States.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 3,192,244 American Depositary Shares (representing 79,806,100 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 3,192,244 American Depositary Shares (representing 79,806,100 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 3,192,244 American Depositary Shares (representing 79,806,100 Common Shares)*
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.5% of the Common Shares**
12	Type of reporting person CO

*	Each ADS represents 25 Common Shares.
**	Based on 1,763,702,614 Common Shares stated to be outstanding as of August 30, 2019 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Hidden Lake S.A.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 74,361,449 Common Shares
	7	Sole dispositive power. 0
	8	Shared dispositive power. 74,361,449 Common Shares

9	Aggregate amount beneficially owned by each reporting person. 74,361,449 Common Shares
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.2% of the Common Shares*
12	Type of reporting person CO

*	Based on 1,763,702,614 Common Shares stated to be outstanding as of August 30, 2019 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 74,361,449 Common Shares 3,192,244 American Depositary Shares (representing 79,806,100 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 74,361,449 Common Shares 3,192,244 American Depositary Shares (representing 79,806,100 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 74,361,449 Common Shares 3,192,244 American Depositary Shares (representing 79,806,100 Common Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.7% of the Common Shares**
12	Type of reporting person IN

*	Each ADS represents 25 Common Shares.
**	Based on 1,763,702,614 Common Shares stated to be outstanding as of August 30, 2019 by the Issuer on its website.

Item 1(a).	Name of Issuer:

Pampa Energía S.A. (Pampa Energy Inc.) (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Maipú 1

C1084ABA

Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Braslyn Ltd. (“Braslyn”), Hidden Lake S.A. (“Hidden Lake”) and Joe Lewis (together with Braslyn and Hidden Lake, the “Reporting Persons”). Joe Lewis is the sole indirect beneficial owner of, and controls, each of Hidden Lake and Braslyn.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address for Braslyn and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas. The principal business address for Hidden Lake is Avenida del Libertador 602, Piso 3, CABA, Argentina.

Item 2(c).	Citizenship:

Braslyn is a corporation organized under the laws of the Bahamas. Hidden Lake is a company (sociedade anónima) organized under the laws of Argentina. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Shares, par value Ps.1.00 per share (the “Common Shares”) and American Depositary Shares (“ADSs”), each representing 25 Common Shares.

Item 2(e).	CUSIP Number:

The CUSIP number for the ADSs is 697660207. No CUSIP number exists for the underlying Common Shares since such shares are not traded in the United States.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Braslyn and Joe Lewis beneficially own 3,192,244 ADSs, representing 79,806,100 Common Shares. Hidden Lake and Joe Lewis beneficially own 74,361,449 Common Shares. The Reporting Persons beneficially own the equivalent of 154,167,549 Common Shares.

(b) Percent of class:

The Common Shares underlying the ADSs beneficially owned by Braslyn and Joe Lewis represent 4.5% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Hidden Lake and Joe Lewis represent 4.2% of the Issuer’s outstanding Common Shares. The Reporting Persons may be deemed to beneficially own in the aggregate 8.7% of the Issuer’s outstanding Common Shares. All percentages are based on 1,763,702,614 Common Shares stated to be outstanding as of August 30, 2019 by the Issuer on its website.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Braslyn, Hidden Lake and Joe Lewis do not have the sole power to vote or direct the vote of any ADSs or Common Shares.

(ii) Shared power to vote or to direct the vote:

Braslyn and Joe Lewis have shared voting power with respect to the 3,192,244 ADSs, which represent 79,806,100 Common Shares, they beneficially own. Hidden Lake and Joe Lewis have shared voting power with respect to the 74,361,449 Common Shares they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

Braslyn, Hidden Lake and Joe Lewis do not have the sole power to dispose or direct the disposition of any ADSs or Common Shares.

(iv) Shared power to dispose or to direct the disposition of:

Braslyn and Joe Lewis have shared dispositive power with respect to the 3,192,244 ADSs, which represent 79,806,100 Common Shares, they beneficially own. Hidden Lake and Joe Lewis have shared dispositive power with respect to the 74,361,449 Common Shares they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Braslyn has the right to receive dividends and the proceeds from the sale of the ADSs held by Braslyn. Only Hidden Lake has the right to receive dividends and the proceeds from the sale of the Common Shares held by Hidden Lake.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(d) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated September 5, 2019, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2019

BRASLYN LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

HIDDEN LAKE S.A.

By:	/s/ Vera Hector Alejandro
Name:	Vera Hector Alejandro
Title:	Vice President

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually